UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2020

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

SPECIAL GENERAL MEETING OF PREFERRED SHAREHOLDERS OF OCTOBER 1, 2020

MEETING MANUAL

AUGUST 13, 2020

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TELEFÔNICA BRASIL S.A. Publicly-held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4

TABLE OF CONTENTS

1.	Message from Management	3
2.	Guidelines for Participation in the Special General Meeting of Preferred Shareholders	5
3.	Call Notice	9
4.	Management Proposal	12
5.	Information pursuant to article 11 of ICVM 481	13
6.	Information pursuant to article 17 of ICVM 481	40
7.	Information pursuant to article 20 of ICVM 481.	43
Exhibit I	Form of Power of Attorney/Proxy Instrument with Voting Instruction	49
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TELEFÔNICA BRASIL S.A. Publicly-held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4

1.               MESSAGE FROM MANAGEMENT

Dear Preferred Shareholder,

Telefônica Brasil S.A. (the "Company") constantly strives to improve its corporate governance practices. In addition to promoting professionalized management, we work to provide transparent and objective communication to our shareholders and the market as a whole.

The purpose of this Manual is to clearly and precisely set forth all information related to the Special General Meeting of Preferred Shareholders of the Company (the "Meeting” or “AGESP"), with details on the proposals to be submitted for resolution and ratification by the holders of preferred shares and instructions for their participation in such Meeting.

It is important to remember that each preferred share corresponds to one vote at the Meeting.

Pursuant to article 136, first paragraph, of Law No. 6,404, of December 15, 1976, as amended (the “Brazilian Corporations Law"), the effectiveness of certain resolutions on the Agenda of the Extraordinary General Meeting of the Company, called to be held at 10:00 a.m., on October 1, 2020 (the “EGM”), with the purpose of considering the proposal by the management to convert all the preferred shares issued by the Company into common shares, with the consequent amendment, among other provisions, of article 9, caput and sole paragraph, of its Bylaws is subject to ratification by the holders of preferred shares of the Company, gathered at an AGESP, by affirmative vote of more than half of the preferred shareholders.

The Company reports that it will adopt the remote voting system for the Meeting and that, therefore, on the date hereof, the distance voting ballots will be made available to the Preferred Shareholders as established in CVM Instruction No. 481/09, as amended ("ICVM 481").

We are therefore pleased to invite you to participate in the Meeting to be held on October 1, 2020, at 12:00 noon, at our headquarters located at Avenida Engenheiro Luiz Carlos Berrini, 1376, in the Capital of the State of São Paulo.

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TELEFÔNICA BRASIL S.A. Publicly-held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4

The Company expects this Manual to be useful to its Preferred Shareholders and to encourage them to participate in the Meeting.

We look forward to your presence.

Cordially,

Management

* * * *

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TELEFÔNICA BRASIL S.A. Publicly-held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4

2.               GUIDELINES FOR PARTICIPATION IN THE SPECIAL GENERAL MEETING OF PREFERRED SHAREHOLDERS

2.1.           According to article 12 of the Company's Bylaws, only preferred shareholders whose shares are registered in their name in the records of the bookkeeping institution at least seventy-two (72) hours before the date scheduled for the Meeting may take part in and vote at the Meeting; and

2.2.           The participation of preferred shareholders may be in person, or by a duly appointed legal representative/attorney-in-fact/proxy, or by means of a distance voting ballto, subject to the provisions transcribed below:

(i)       In Person: Should a preferred shareholder choose to attend the Meeting in person, he must attend the Meeting with a document proving his identity (ID card and CPF).

(ii)       By a Legal Representative/Proxy: Subject to the terms and conditions of article 126 of the Brazilian Corporations Law, should the preferred shareholders choose to attend and vote at the Meeting through their respective legal representative/proxy, they must forward physical copies of the following documents to Avenida Engenheiro Luiz Carlos Berrini, 1376, 17th floor, Cidade Monções, City of São Paulo, State of São Paulo, CEP 04571-936, to the attention of the Investor Relations Office, on business days, from Monday to Friday, from 9:00 a.m. to 6:00 p.m., at least seventy-two (72) hours before the date scheduled for the meeting:

Proxy for Individual Shareholder:

- power of attorney/proxy instrument with specific powers; and

- ID card and CPF of the attorney-in-fact/proxy.

Proxy for Legal Entity Shareholder:

- power of attorney/proxy instrument with specific powers;

- the laestt amended and restated bylaws or articles of association and corporate documents evidencing the legal representation of the legal entity shareholder; and

- identity card and CPF of the legal representative/attorney-in-fact/proxy.

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TELEFÔNICA BRASIL S.A. Publicly-held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4

Representative of an Investment Fund:

- power of attorney/proxy instrument with specific powers;

- current bylaws;

- amended and restated bylaws or articles of association of its administrator or manager, as the case may be, observing the fund's voting policy and corporate documents evidencing the powers of representation; and

- identity card and CPF of the legal representative/attorney-in-fact/proxy.

A form of power of attorney/proxy instrument with voting instructions is attached to this Manual as Exhibit I.

Exceptionally for this Meeting, and in order to ensure the participation of shareholders, the Company will not require notarized copies or notarization of documents issued and signed in the Brazilian territory, or notarization, legalization/apostille and registry before the Registry of Deeds and Documents in Brazil of documents signed outside Brazil, but simple translation of such foreign documents will continue to be required.

Furthermore, such shareholders must send, no later than seventy-two (72) hours prior to the date scheduled for the Meeting, a physical copy of the updated statement containing the respective shareholding, issued by the custodian body.

(iii)       Remote Voting: Should the shareholder choose to exercise its voting right remotely, pursuant to ICVM 481, it may send the distance voting ballot through its respective custody agent, if it provides this type of service; from the Company's bookkeeping institution, at any of Banco Bradesco S.A.'s branches; or directly to the Company, observing the deadlines and terms established in the regulations in force.

Due to the COVID-19 pandemic, the Company recommends that its shareholders cast their votes for the Meeting using the distance voting ballot, to be sent through the options indicated above, avoiding attending the Meeting in person. In any event, the Company clarifies that during the Meeting it will adopt the necessary health prevention measures. The Company further informs that in case of worsening of the COVID-19 pandemic, this Meeting may be converted into an exclusively digital meeting, pursuant to ICVM 481. In this case, the Company will resubmit the documents related to the Meeting, informing the shareholders about the means of participation and related procedures.

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TELEFÔNICA BRASIL S.A. Publicly-held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4

Shareholders who choose to exercise their voting rights remotely by sending the distance voting ballot directly to the Company, under the terms of ICVM 481, must send the following documents by mail or deliver them personally to the following address: Avenida Engenheiro Luiz Carlos Berrini, 1376, 17th floor, Cidade Monções, City of São Paulo, State of São Paulo - CEP 04571-936, to the attention of the Investor Relations Office, on business days, from Monday to Friday, from 9:00 a.m. to 6:00 p.m:

Individuals:

- a distance voting ballot with all items completed, initialed, and signed; and

- identity document and CPF.

Legal Entities:

- a distance voting ballot with all items completed, initialed, and signed;

- the latest amended and restated bylaws or articles of association and corporate documents evidencing the legal representation of the legal entity shareholder (including the power of attorney/proxy instrument, if applicable); and

- identity document and CPF.

Investment Fund:

- a distance voting ballot with all items completed, initialed, and signed;

- current bylaws;

- amended and restated bylaws or articles of association of its administrator or manager, as the case may be, observing the fund's voting policy and corporate documents evidencing the powers of representation (including power of attorney/proxy instrument, if applicable); and

- identity document and CPF.

Exceptionally for this Meeting, and in order to ensure the participation of shareholders, the Company will not require notarized copies or notarization of documents issued and signed in the Brazilian territory, or notarization, legalization/apostille and registry before the Registry of Deeds and Documents in Brazil of documents signed outside Brazil, but simple translation of such foreign documents will continue to be required.

Furthermore, such shareholders must send a physical copy of the updated statement containing the respective shareholding, issued by the custodian body.

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TELEFÔNICA BRASIL S.A. Publicly-held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4

Documents relating to the shareholder's participation through remote voting must be sent within the time limits established by the regulations in force.

* * * *

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TELEFÔNICA BRASIL S.A. Publicly-held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4

3.               CALL NOTICE

Special General Meeting of Preferred Shareholders

Call Notice

The Preferred Shareholders of Telefônica Brasil S.A. (the "Company") are hereby called to attend the Special General Meeting of Preferred Shareholders (the “AGESP"), which will be held at 12:00 noon on October 1, 2020, at the Company's headquarters at Avenida Engenheiro Luiz Carlos Berrini, 1376, Cidade Monções, in the Capital of the State of São Paulo, to resolve on the following agenda:

(1)	ratify, pursuant to article 136, first paragraph, of Law No. 6,404/76 (the “Brazilian Corporations Law"), the conversion of all the preferred shares issued by the Company into common shares, in the proportion of one (1) common share for one (1) preferred share, which shall be subject to a resolution by the Extraordinary General Meeting of the Company to be held at 10:00 a.m., on October 1, 2020; and

(2)	ratify, under the terms of articles 9, sole paragraph, and 10, subsection (i), of the Company's Bylaws, the amendment of article 9, caput and sole paragraph, of the Company's Bylaws, which shall be subject to a resolution by the Extraordinary General Meeting of the Company to be held at 10:00 a.m., on October 1, 2020:

The Company reports that it will adopt the remote voting system for the AGESP and that, therefore, on the date hereof, the distance voting ballot will be made available to the Preferred Shareholders as established in CVM Instruction No. 481/09, as amended ("ICVM 481").

GENERAL INSTRUCTIONS:

(i)              In accordance with article 12 of the Company's Bylaws:

•	Only preferred shareholders whose preferred shares are registered in their name in the records of the bookkeeping institution at least seventy-two (72) hours before the date scheduled for the AGESP may take part in and vote at the AGESP; and
•	Preferred shareholders must also submit, at least seventy-two (72) hours in advance of the date scheduled for the AGESP, a physical copy of the updated statement containing the
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TELEFÔNICA BRASIL S.A. Publicly-held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 respective shareholding, issued by the custodian body, in accordance with the terms of the Manual for the AGESP.

(ii)             Participation by the preferred shareholders may be in person, or by proxy/legal representative duly appointed, or by means of a distance voting ballot, and detailed guidelines on the documentation required in each case are mentioned in the Manual for the AGESP disclosed on the date hereof:

•	In Person: Should a preferred shareholder choose to attend the AGESP in person, he must attend the AGESP with a document proving his identity (ID card and CPF);
•	By Legal Representative/Proxy: In order to speed up and increase the efficiency of the AGESP, pursuant to the provisions of article 12, second paragraph of the Bylaws, the Company requests that the preferred shareholders who intend to be represented at the AGESP by means of a duly appointed legal representative/proxy, deposit the power-of-attorney/proxy instruments and documentation described in the Manual for the AGESP at the Company's headquarters at Avenida Engenheiro Luiz Carlos Berrini, 1376, 17th floor, Cidade Monções, in the Capital of the State of São Paulo, CEP 04571-936, to the attention of the Investor Relations Office on business days, from Monday to Friday, from 9:00 a.m. to 6:00 p.m., at least seventy-two (72) hours prior to the date scheduled for the AGESP; and
•	Distance Voting Ballot: If the preferred shareholder chooses to exercise its voting right remotely, pursuant to ICVM 481, it may send the distance voting ballot through its respective custody agent, the Company's bookkeeping institution (Banco Bradesco S.A.) or directly to the Company, according to the guidelines set forth in the Manual for the AGESP and the distance voting ballot. Due to the COVID-19 pandemic, the Company recommends that its preferred shareholders cast their votes for the AGESP using the distance voting ballot, to be sent through the options indicated above, avoiding attending the AGESP in person. In any event, the Company clarifies that during the AGESP it will adopt the necessary health prevention measures. The Company further informs that in case of worsening of the COVID-19 pandemic, this AGESP may be converted into an exclusively digital meeting, pursuant to ICVM 481. In this case, the Company will resubmit the documents related to the AGESP, therein informing the shareholders of the means for participation and related procedures.

(iii)           All documents related to the Agenda for the AGESP are available to the shareholders who hold preferred shares at the Company's headquarters, and may also be analyzed at the websites of the Brazilian Securities and Exchange Commission - CVM (www.cvm.gov.br), B3

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TELEFÔNICA BRASIL S.A. Publicly-held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4

S.A. – Brasil, Bolsa, Balcão (www.b3.com.br), and the Company (www.telefonica.com.br/ri), in accordance with the provisions of the Brazilian Corporations Law and ICVM 481.

São Paulo, August 13, 2020.

Eduardo Navarro de Carvalho

Chairman of the Board of Directors

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TELEFÔNICA BRASIL S.A. Publicly-held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4

4.               MANAGEMENT PROPOSAL

4.1.           Ratify, pursuant to article 136, paragraph 1, of Law No. 6,404, of December 15, 1976, as amended (the “Brazilian Corporations Law"), the conversion of all the preferred shares issued by the Company into common shares, in the proportion of one (1) common share for one (1) preferred share, which shall be subject to a resolution by the Extraordinary General Meeting of the Company to be held at 10:00 a.m. on October 1, 2020:

With respect to item (1) of the agenda of the AGESP, the Company's management proposes the ratification of the conversion of all of the Company's preferred shares into common shares, at the ratio of one (1) common share for each preferred share. In the event of approval of the resolution at the EGM and ratification at the AGESP, the holders of preferred shares who abstain from voting or dissent from the resolution approving the conversion, or who do not attend the AGESP, shall have the right to withdraw from the Company, subject to the provisions of article 137 of the Brazilian Corporations Law, for the respective net equity of the shares. In order to resolve on this matter, the information required by Exhibits 17 and 20 of ICVM 481 are made available to the shareholders as integral parts of this Proposal.

4.2.           Ratify, under the terms of articles 9, sole paragraph, and 10, subsection I, of the Company's Bylaws, the amendment of article 9, caput and sole paragraph of the Company's Bylaws, which shall be subject to a resolution by the Extraordinary General Meeting of the Company to be held at 10:00 a.m., on October 1, 2020:

With respect to item (2) of the agenda of the AGESP, the Company's management proposes to ratify the amendment of article 9, caput and sole paragraph of the Company's Bylaws, which shall be subject to a resolution by the EGM. Pursuant to ICVM 481, the origin and justification of all changes proposed, including article 9, caput and sole paragraph, to the Company's Bylaws, the analysis of its legal and economic effects, and the wording, highlighted, of the amendments to the Company's Bylaws are integral parts of this Proposal.

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TELEFÔNICA BRASIL S.A. Publicly-held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4

5. INFORMATION PURSUANT TO ARTICLE 11 OF ICVM 481

BYLAWS WITH PROPOSED AMENDMENTS HIGHLIGHTED

The Company's Management submits a proposal to amend the Bylaws, specifically with respect to article 4, caput and paragraphs, article 5, caput, article 7, caput and sole paragraph, article 9, caput and sole paragraph, article 10, caput and subsections (i), (ii), (iii), and article 14, caput, as detailed in the table below, containing the current wording of the Bylaws, the proposed amendments, the justification, and legal and economic effects of the proposed amendments. On this point, it should be noted that the amendment that is subject to ratification by this AGESP is that of article 9, caput and sole paragraph, of the Bylaws:

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TELEFÔNICA BRASIL S.A. Publicly-held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4

REPORT AND JUSTIFICATIONS FOR THE AMENDMENTS TO THE BYLAWS OF TELEFÔNICA BRASIL S.A.
Current wording	Proposed wording	Origin, Justification, and Legal and Economic Effects of the Proposed Amendments

Article 4 - The Company is authorized to increase its capital stock up to the limit of one billion, eight hundred and fifty million (1,850,000,000) shares, common or preferred, with the Board of Directors being the competent body to deliberate on the increase and the consequent issuance of new shares, within the limit of the authorized capital stock.

Paragraph 1 - There is no obligation, in capital increases, to maintain a proportion between the number of shares of each type, it being provided, however, that the number of preferred shares, without voting rights or with a restricted vote, may not exceed 2/3 of the shares issued.

Paragraph 2 - The shareholders shall have preemptive rights for the subscription of capital increases, proportionally to the number of shares they hold. By resolution of the Board of Directors, the preemptive right may be excluded in the issuance of shares, debentures convertible into shares, and subscription warrants, of which the placement is conducted through sale on the Stock Exchange or public subscription, exchange for shares in a public offer for acquisition of control, pursuant to articles 257 and 263 of the Brazilian Corporations Law, as well as enjoyment of tax incentives, pursuant to special laws and regulations, as provided for in article 172 of Law 6,404/76.

Article 4 - The Company is authorized to increase its capital stock up to the limit of one billion, eight hundred and fifty million (1,850,000,000) common shares~~, or preferred~~, with the Board of Directors being the competent body to deliberate on the increase and the consequent issuance of new shares, within the limit of the authorized capital stock.

~~Paragraph 1 - There is no obligation, in capital increases, to maintain a proportion between the number of shares of each type, it being provided, however, that the number of preferred shares, without voting rights or with a restricted vote, may not exceed 2/3 of the shares issued.~~

Sole Paragraph ~~2~~ - The shareholders shall have preemptive rights for the subscription of capital increases, proportionally to the number of shares they hold. By resolution of the Board of Directors, the preemptive right may be excluded in the issuance of shares, debentures convertible into shares, and subscription warrants, of which the placement is conducted through sale on the Stock Exchange or public subscription, exchange for shares in a public offer for acquisition of control, pursuant to articles 257 and 263 of the Brazilian Corporations Law, as well as enjoyment of tax incentives, pursuant to special laws and regulations, as provided for in article 172 of Law 6,404/76.

Origin and Justification of the Proposed Amendments:

At issue are proposals to amend and/or exclude from Article 4, caput and paragraphs, article 5, caput, article 7, caput and sole paragraph, article 9, caput and sole paragraph, article 10, caput and subsections (i), (ii), and (iii), and article 14, caput, of the Company's Bylaws, all of which reflect the Company's capital structure after the process of converting all the preferred shares into common shares has been completed.

Since, after the completion of the Conversion process, the Company's capital stock will be composed exclusively of common shares, with the cancellation of all the preferred shares, it is necessary to exclude from the Bylaws all references to preferred shares and rights of preferred shareholders of the Company.

Thus, references to the Company's preferred shares with respect to (i) the composition of the capital stock and proportionality between preferred and common shares (currently provided for in article 4, caput and paragraph one, and article 5), and (ii) rights ascribed to the holders of preferred shares, including voting rights (currently provided for in article 7, caput and sole paragraph, article 9, caput and sole paragraph, article 10 and article 14) shall be excluded from the Company's Bylaws, so as to reflect that, after the completion of the conversion process, the Company's capital stock shall be composed only of common shares.

Legal and Economic Effects of the Proposed Amendments:

The Company does not foresee any legal or economic effects that may materially negatively impact on any shareholder or the Company itself, considering that the Conversion process shall generate value for all its shareholders, since there will be: (i) extension to all shareholders, after the Conversion, of the right to vote with their shares in the Company's Meeting of Shareholders; and (ii) the granting, to all non-controlling shareholders, of a tag-along right regarding their shares, in line with the corporate law in force, in the event of the transfer of control to third parties, thus increasing the Company's Corporate Governance practices.

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TELEFÔNICA BRASIL S.A. Publicly-held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4
Article 5 - The subscribed capital stock, fully paid-up, is sixty-three billion, five hundred and seventy-one million, four hundred and fifteen thousand, eight hundred and sixty-five Brazilian Reais and nine cents (R$ 63,571,415,865.09), divided into one billion, six hundred and ninety million, nine hundred and eighty-four thousand, nine hundred and twenty-three (1,690,984,923) shares, of which five hundred and seventy-one million, six hundred and forty-four thousand, two hundred and seventeen (571,644,217) are common shares and one billion, one hundred and nineteen million, three hundred and forty thousand, seven hundred and six (1,119,340,706) are preferred shares, all book-entry, without par value.	Article 5 - The subscribed capital stock, fully paid-up, is sixty-three billion, five hundred and seventy-one million, four hundred and fifteen thousand, eight hundred and sixty-five Brazilian Reais and nine cents (R$ 63,571,415,865.09), divided into one billion, six hundred and ninety million, nine hundred and eighty-four thousand, nine hundred and twenty-three (1,690,984,923) shares, ~~of which five hundred and seventy-one million, six hundred and forty-four thousand, two hundred and seventeen (571,644,217) are~~ all common ~~shares and one billion, one hundred and nineteen million, three hundred and forty thousand, seven hundred and six (1,119,340,706) are preferred shares~~, ~~all~~ book-entry shares without par value.

Article 7 - The preferred shares do not have voting rights, except in the cases provided for in articles 9 and 10 below, and are guaranteed priority in the reimbursement of capital, without a premium, and receipt of a dividend ten percent (10%) greater than that assigned to each common share.

Sole Paragraph - Preferred shares shall be granted full voting rights in the event that the Company fails to pay the minimum dividends to which they are entitled, for three (3) consecutive fiscal periods, which right they shall retain until payment thereof.

~~Article 7 - The preferred shares do not have voting rights, except in the cases provided for in articles 9 and 10 below, and are guaranteed priority in the reimbursement of capital, without a premium, and receipt of a dividend ten percent (10%) greater than that assigned to each common share.~~

~~Sole Paragraph - Preferred shares shall be granted full voting rights in the event that the Company fails to pay the minimum dividends to which they are entitled, for three (3) consecutive fiscal periods, which right they shall retain until payment thereof.~~

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TELEFÔNICA BRASIL S.A. Publicly-held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4

Article 9 - The following shall be submitted for prior approval by the General Meeting of Shareholders: (i) the execution of contracts with related parties, whose terms and conditions are more onerous for the Company than those normally adopted by the market in contracts of the same nature, subject, in any case, to the provisions of article 117 of Law 6,404/76; and (ii) the execution of management service agreements, including technical assistance, with foreign entities linked to the Company's controlling shareholder, in which cases the holders of preferred shares shall have voting rights.

Sole Paragraph - In addition to the matters referred to in the caput of this article, the preferred shares shall have the right to vote (i) for the election of one (1) member of the Board of Directors, in a separate vote, and (ii) in resolutions related to amendment to the Bylaws aimed at suppressing the right to elect, in a separate vote, by the holders of preferred shares, one member of the Board of Directors.

Article ~~9~~ 8 - The following shall be submitted for prior approval by the General Meeting of Shareholders: (i) the execution of contracts with related parties, whose terms and conditions are more onerous for the Company than those normally adopted by the market in contracts of the same nature, subject, in any case, to the provisions of article 117 of Law 6,404/76; and (ii) the execution of management service agreements, including technical assistance, with foreign entities linked to the Company's controlling shareholder~~, in which cases the holders of preferred shares shall have voting rights~~.

~~Sole Paragraph - In addition to the matters referred to in the caput of this article, the preferred shares shall have the right to vote (i) for the election of one (1) member of the Board of Directors, in a separate vote, and (ii) in resolutions related to amendment to the Bylaws aimed at suppressing the right to elect, in a separate vote, by the holders of preferred shares, one member of the Board of Directors.~~

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TELEFÔNICA BRASIL S.A. Publicly-held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4

Article 10 - Without prejudice to the provisions of paragraph 1 of article 115 of Law No. 6,404/76, the holders of preferred shares shall have the right to vote in the general meetings referred to in article 9, as well as those concerning amendment or repeal of the following provisions in the Bylaws:

(i) - article 9;

(ii) - sole paragraph of article 11; and

(iii) - article 30.

~~Article 10 - Without prejudice to the provisions of paragraph 1 of article 115 of Law No. 6,404/76, the holders of preferred shares shall have the right to vote in the general meetings referred to in article 9, as well as those concerning amendment or repeal of the following provisions in the Bylaws:~~

~~(i) - article 9;~~

~~(ii) - sole paragraph of article 11; and~~

~~(iii) - article 30.~~

Article 14 - The Board of Directors shall be composed of at least five (5) and at most seventeen (17) members, elected and removable from the body by the general meeting, subject to the provisions of the applicable laws and regulations, computing in this number members elected by the holders of preferred shares under the terms of the sole paragraph of article 9 of these Bylaws and the member elected by minority shareholders, if applicable.	Article ~~14~~ 12 - The Board of Directors shall be composed of at least five (5) and at most seventeen (17) members, elected and removable from the body by the general meeting, subject to the provisions of the applicable laws and regulations, computing in this number members elected ~~by the holders of preferred shares under the terms of the sole paragraph of article 9 of these Bylaws and the members elected~~ by minority shareholders, if applicable.

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TELEFÔNICA BRASIL S.A. Publicly-held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4

In view of the changes proposed to the Company's Bylaws, the restated version of the Bylaws is as follows, with the proposed changes highlighted:

RESTATED BYLAWS OF

TELEFÔNICA BRASIL S.A.

CHAPTER I – COMPANY’S CHARACTERISTICS

LEGAL SYSTEM

Article 1 - Telefonica Brasil S.A. is a corporation, governed by these Bylaws and other applicable legal provisions, with an undetermined term of duration.

CORPORATE PURPOSE

Article 2 - The Company’s corporate purpose is:

a) the operation of telecommunications services;

b) the development of activities necessary or useful for the performance of these services, in accordance with the concessions, authorizations, and permissions granted to it;

c) the operation of value-added services, including, making available without definitive assignment, audio, video, image, and text content, applications and the like;

d) the operation of integrated solutions, management, and provision of services related to: (i) data centers, including hosting and colocation; (ii) storage, processing and management of data, information, text, images, videos, applications, and information systems and the like; (iii) information technology; (iv) information and communication security; (v) telecommunications; and (vi) electronic security systems related to theft, intrusion, fire, and others;

e) Licensing and sublicensing of software of any nature.

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TELEFÔNICA BRASIL S.A. Publicly-held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4

Sole Paragraph - In achieving its corporate purpose, the Company may incorporate into its equity assets and rights of third parties, as well as:

I - hold a stake in the capital of other companies, including with a view to complying with the national telecommunications policy;

II - organize companies and/or subsidiaries for the performance of activities within its corporate purpose and which are recommended to be decentralized;

III - undertake the importation of goods and services necessary for the performance of activities within its corporate purpose;

IV - provide technical assistance services to companies in the telecommunications sector, performing activities of common interest;

V - manage and provide maintenance, assistance, and technical support services in IT and equipment related to the Company's activities;

VI - provide consulting services related to the Company's activities;

VII - prepare, implement, and install projects related to the Company’s activities;

VIII - manage and provide engineering services and execute civil construction and related works necessary for the execution of projects related to the Company’s activities;

IX - provide monitoring services related to the Company’s activities;

X - provide business brokerage services in general;

XI - market and sell and lease equipment and materials necessary or useful for the operation of its activities, including precision equipment, measurement equipment, and electronic sensors;

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TELEFÔNICA BRASIL S.A. Publicly-held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4

XII - carry out study and research activities, aiming at the development of the telecommunications sector;

XIII - enter into contracts and agreements with other telecommunications service operating companies or any persons or entities with the purpose of ensuring the operation of the services, without prejudice to its duties and responsibilities; and

XIV - carry out other related or correlated activities assigned by the Brazilian National Telecommunications Agency - ANATEL.

HEADQUARTERS

Article 3 - The Company has its headquarters in the Capital of the State of São Paulo, and may create and extinguish, by decision of the Board of Directors, branches, representative offices, and subsidiaries, offices, departments, and sales offices, anywhere in the Brazilian territory, as provided for in article 2~~2~~0, (vii) of these Bylaws.

CHAPTER II – CAPITAL STOCK

AUTHORIZED CAPITAL STOCK

Article 4 - The Company is authorized to increase its capital stock up to the limit of one billion, eight hundred and fifty million (1,850,000,000)~~,~~ common ~~or preferred~~ shares, with the Board of Directors being the competent body to deliberate on the increase and the consequent issuance of new shares, within the limit of the authorized capital stock.

~~Paragraph 1 - There is no obligation, in capital increases, to maintain a proportion between the number of shares of each type, it being provided, however, that the number of preferred shares, without voting rights or with a restricted vote, may not exceed 2/3 of the shares issued.~~

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TELEFÔNICA BRASIL S.A. Publicly-held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4

Sole Paragraph ~~2~~ - The shareholders shall have preemptive rights for subscription of capital increases, proportionally to the number of shares they hold. By resolution of the Board of Directors, the preemptive right may be excluded in the issuance of shares, debentures convertible into shares, and subscription warrants, of which the placement is conducted through sale on the Stock Exchange or public subscription, exchange for shares in a public offer for acquisition of control, pursuant to articles 257 and 263 of the Brazilian Corporations Law, as well as enjoyment of tax incentives, pursuant to special laws and regulations, as provided for in article 172 of the Law No. 6,404/76.

SUBSCRIBED CAPITAL STOCK

Article 5 - The subscribed capital stock, fully paid-up, is sixty-three billion, five hundred and seventy-one million, four hundred and fifteen thousand, eight hundred and sixty-five Brazilian Reais and nine cents (R$ 63,571,415,865.09), divided into one billion, six hundred and ninety million, nine hundred and eighty-four thousand, nine hundred and twenty-three (1,690,984,923) shares, ~~of which five hundred and seventy-one million, six hundred and forty-four thousand, two hundred and seventeen (571,644,217) are~~ all common ~~shares and one billion, one hundred and nineteen million, three hundred and forty thousand, seven hundred and six (1,119,340,706) are preferred shares~~, ~~all~~ book-entry shares, without par value.

Sole Paragraph - The shares shall be held in a deposit account with a financial institution in the name of their holders, without the issuance of certificates.

CHAPTER III - THE SHARES

COMMON SHARES

Article 6 - Each common share corresponds to one vote in the resolutions of the General Meetings of Shareholders.

~~PREFERRED SHARES~~

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TELEFÔNICA BRASIL S.A. Publicly-held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4

~~Article 7 - The preferred shares do not have voting rights, except in the cases provided for in articles 9 and 10 below, and are guaranteed priority in the reimbursement of capital, without a premium, and receipt of a dividend ten percent (10%) greater than that assigned to each common share.~~

~~Sole Paragraph - Preferred shares shall be granted full voting rights in the event that the Company fails to pay the minimum dividends to which they are entitled, for three (3) consecutive fiscal periods, which right they shall retain until payment thereof.~~

CHAPTER IV - THE GENERAL MEETING

~~Article 8~~ Article 7 - The General Meetings of Shareholders shall be held: (i) ordinarily once a year, in the first four (4) months following the end of each fiscal year, in accordance with the terms of article 132 of Law No. 6,404/76 and, (ii) extraordinarily, whenever necessary, either in accordance with corporate interests, or with the provisions of these Bylaws, or when the laws and regulations applicable so require.

Sole Paragraph - The General Meetings of Shareholders shall be called by the Board of Directors, and the Chairman of said body shall be responsible for drafting the aforementioned act.

~~Article 9~~ Article 8 - The following shall be submitted for prior approval by the General Meeting of Shareholders: (i) the execution of contracts with related parties, whose terms and conditions are more onerous for the Company than those normally adopted by the market in contracts of the same nature, subject, in any case, to the provisions of article 117 of Law No. 6,404/76; and (ii) the execution of management service agreements, including technical assistance, with foreign entities linked to the Company's controlling shareholder~~, in which cases the holders of preferred shares shall have voting rights~~.

~~Sole Paragraph - In addition to the matters referred to in the caput of this article, the preferred shares shall have the right to vote (i) for the election of one (1) member of the Board of Directors, in a separate vote, and (ii) in resolutions related to amendment to the Bylaws aimed at suppressing~~

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TELEFÔNICA BRASIL S.A. Publicly-held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4

~~the right to elect, in a separate vote, by the holders of preferred shares, one member of the Board of Directors.~~

~~Article 10 - Without prejudice to the provisions of paragraph 1 of article 115 of Law No. 6,404/76, the holders of preferred shares shall have the right to vote in the general meetings referred to in article 9, as well as those concerning amendment or repeal of the following provisions in the Bylaws:~~

~~(i) - article 9;~~

~~(ii) - sole paragraph of article 11; and~~

~~(iii) - article 30.~~

~~Article 11~~ Article 9 - The General Meeting of Shareholders shall be chaired by the Chairman of the Board of Directors, who shall appoint the Secretary from among those present. In the absence of the Chairman of the Board of Directors, the shareholders shall choose the Chairman and Secretary.

Sole Paragraph - In the cases provided for pursuant to article 136 of Law No. 6,404/76, the first call of the General Meeting of Shareholders shall be made at least thirty (30) days in advance, and at least ten (10) days in advance, upon second call.

~~Article 12~~ Article 10 - Only those shareholders whose shares are registered in their name in the Company's records at least seventy-two (72) hours prior to the date set for the respective Meeting may take part in and vote at the General Meeting.

Paragraph 1 - The call notice may condition the presence of the shareholder, at the Meeting, on the deposit, at the Company's headquarters, of proof of his capacity as shareholder, issued by the Company itself or by the depositary institution of the Company's shares, at least seventy-two (72) hours prior to the date scheduled for the General Meeting of Shareholders.

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TELEFÔNICA BRASIL S.A. Publicly-held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4

Paragraph 2 - The call notice may also condition the representation of the shareholder by proxy, at a Meeting, on the deposit of the respective power of attorney/proxy instrument at the Company's headquarters, at least seventy-two (72) hours prior to the date set for the General Meeting of Shareholders.

CHAPTER V - THE COMPANY'S MANAGEMENT

~~Article 13~~ Article 11 - The Board of Directors and Executive Board are responsible for the Company's Management, with the duties conferred by law and by these Bylaws. Their members shall be elected for a term of office of three (3) years, with re-election permitted, and they are exempt from providing security for the performance of their duties.

Paragraph 1 - All members of the Board of Directors and of the Executive Board shall take office upon signature of the corresponding instruments of investiture, remaining in their respective offices until the effective investiture of their successors.

Paragraph 2 - The General Meeting of Shareholders shall establish the overall compensation of the Company's officers and directors, including benefits of any nature and allowances for representation, and the Board of Directors shall be responsible for distributing such compensation among its members and those of the Executive Board.

Paragraph 3 - The General Meeting of Shareholders may assign to the officers and directors a share in the profits of the Company, provided that the provisions of article 152, first and second paragraphs of Law No. 6,404/76are observed, as proposed by management.

Paragraph 4 - The Company and its controlling shareholder shall maintain, during the term of the concession and extensions thereof, the effective existence, in the Brazilian territory, of the centers of deliberation and implementation of the strategic, management, and technical decisions involved in compliance with the concession agreements to which the Company is a party.

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TELEFÔNICA BRASIL S.A. Publicly-held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4

BOARD OF DIRECTORS

COMPOSITION

~~Article 14~~ Article 12 - The Board of Directors shall be composed of at least five (5) and at most seventeen (17) members, elected and removable from the body by the general meeting, subject to the provisions of the applicable laws and regulations, computing in this number members elected ~~by the holders of preferred shares under the terms of the sole paragraph of article 9 of these Bylaws and the members elected~~ by minority shareholders, if applicable.

Sole Paragraph - The Board of Directors shall appoint from among its members the Chairman of the body, or his alternate, in the event of a vacancy. At the discretion of the Board of Directors, the Vice-Chairman may be appointed and/or removed from office.

REPLACEMENT

~~Article 15~~ Article 13 - If the Chairman of the Board of Directors is recused or absent, the Vice-Chairman, if any, shall substitute for him. In the absence of the Vice-Chairman, the Chairman shall be substituted for by another member of the Board appointed by him.

Paragraph 1 - In the event of recusal or absence of any other member of the Board of Directors, the Board Member recused or absent shall appoint, in writing, his substitute among the other members of the Board of Directors to represent him and vote at the meeting which he is unable to attend, pursuant to paragraph 3 of article 1~~9~~7 of these Bylaws.

Paragraph 2 - The members of the Board of Directors that appoint representatives, as provided for in the previous paragraph, shall be considered, for all purposes, present at the respective meeting.

~~Article 16~~ Article 14 - If there is a vacancy in the positions of members of the Board of Directors, with the number of members remaining less than the minimum number provided for in article 1~~4~~2 above, a General Meeting of Shareholders must be called for the election of substitutes.

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TELEFÔNICA BRASIL S.A. Publicly-held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4

COMPETENCE

~~Article 17~~ Article 15 - The Board of Directors is responsible for:

(i) - establishing the general guidelines of the Company's business;

(ii) - approving the Company's budget and annual business plan;

(iii) - calling the General Meeting of Shareholders;

(iv) - approving the financial statements and the management report of the Company and submitting them to the General Meeting of Shareholders;

(v) - appointing or dismissing, at any time, the members of the Board of Directors, establishing their duties, in compliance with the provisions of law and the Bylaws;

(vi) - approving the creation of technical and advisory committees to advise on matters of interest to the Company, appointing the members of such committees and approving their internal rules, which shall contain the specific rules on composition, functions, competence, remuneration, and operation;

(vii) - supervising the management by the Officers of the Company, examining, at any time, the books and papers of the Company, requesting information on contracts entered into or to be executed, and any other acts;

(viii) - approving the organizational structure of the Company, with the possibility of assigning limits to the Executive Board for the exercise of such authority, in compliance with the provisions of law and the Bylaws;

(ix) - approving and amending the internal rules of the Board of Directors:

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TELEFÔNICA BRASIL S.A. Publicly-held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4

(x) - resolving on the issuance of shares by the Company, with an increase in capital, within the limit of the authorized capital, therein defining the terms and conditions of such issuance;

(xi) - deciding on the issuance of subscription warrants;

(xii) - resolving, by delegation of the General Meeting of Shareholders, on the following aspects of the Company's debenture issuances: (i) timing of the issuance, (ii) timing and conditions of maturity, amortization, or redemption, (iii) timing and conditions of payment of interest, profit sharing, and reimbursement premiums, if any, (iv) method of subscription or placement, and, (v) type of debentures;

(xiii) - resolving on the issuance of simple debentures, not convertible into shares and without security interest;

(xiv) - resolving on the issuance of promissory notes for public distribution ("Commercial Papers") and on the submission of the Company's shares to the deposit system for the marketing and sale of the respective certificates ("Depositary Receipts");

(xv) - authorizing the acquisition of shares issued by the Company, for cancellation or holding in treasury and subsequent disposal;

(xvi) - authorizing the sale of assets directly linked to the public telecommunications services in service;

(xvii) - authorizing the sale of real estate, the creation of security interests, and the rendering of guarantees for third party obligations, therein being able to set limits for the performance of such acts by the Executive Board;

(xviii) - establishing, in internal rules, the limits for the Executive Board to authorize the disposal or encumbrance of permanent assets, including those related to public telecommunications services that are deactivated or unserviceable;

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TELEFÔNICA BRASIL S.A. Publicly-held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4

(xix) - approving the participation of the Company in consortia in general, as well as the terms of such participation, therein being able to delegate such assignment to the Executive Board, within the limits it establishes, always aiming at the development of the activities within the corporate purpose of the Company;

(xx) - setting the limits for the Executive Board to authorize the performance of reasonable free acts for the benefit of employees or the community in which the Company participates, including donation of assets that are unserviceable to the Company;

(xxi) - approving the creation and extinguishment of subsidiaries of the Company, in Brazil or abroad;

(xxii) - approving the assumption of any obligation not provided for in the Company's budget, in an amount exceeding two hundred and fifty million Brazilian Reais (R$250,000,000.00);

(xxiii) - authorizing the execution of contracts, not provided for in the Company's budget, in an amount exceeding two hundred and fifty million Brazilian Reais (R$250,000,000.00);

(xxiv) - approving investments and the acquisition of assets, not provided for in the budget, in an amount exceeding two hundred and fifty million Brazilian Reais (R$250,000,000.00);

(xxv) - authorizing the acquisition of an equity interest on a permanent basis in other companies and encumbrance or disposal of equity interests;

(xxvi) - approving the distribution of interim dividends;

(xxvii) - choosing or dismissing independent auditors;

(xxviii) - appointing and dismissing the leader of the internal audit, who shall report to the Board of Directors, through the Audit and Control Committee, when in operation, as well as the leader of the Wholesale Executive Board, who shall be solely responsible for all processes of attendance,

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TELEFÔNICA BRASIL S.A. Publicly-held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 marketing and sale, and delivery of products related to the Reference Offers of the Products in the Wholesale Market; and

(xxix) - approving the plan of positions and salaries, incentives and professional development policies, rules, and staff of the Company, as well as the terms and conditions of collective bargaining agreements to be entered with the labor unions representing the categories of the Company's employees and the membership in or cancellation of complementary retirement funds, all in relation to the Company's employees, and the Board of Directors may, when it deems necessary, assign to the Executive Board limits to resolve on these matters.

~~Article 18~~ Article 16 - The specific duties of the Chairman of the Board of Directors are: (a) representing the Board in calling the General Meeting of Shareholders; (b) chairing the General Meeting of Shareholders and choosing the Secretary from among those present; and (c) calling and chairing the meetings of the Board of Directors.

MEETINGS

~~Article 19~~ Article 17 - The Board of Directors shall meet (i) ordinarily, once every three (3) months; and (ii) extraordinarily, whenever necessary, upon call by its Chairman, and shall draw up minutes relating to its resolutions.

Paragraph 1 - The Board's meetings shall be called in writing, at least forty-eight (48) hours in advance, and the call notice shall contain the agenda and the matters to be discussed at the respective meeting.

Paragraph 2 - The Board of Directors shall pass resolutions by majority of votes, when the majority of its acting members are present, with the Chairman being assigned, in addition to a normal vote, the casting vote, in the event of a tie.

Paragraph 3 - Any Board member may be represented by another Board member at meetings which he is unable to attend, provided that such power of representation is granted by means of an instrument signed in writing.

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TELEFÔNICA BRASIL S.A. Publicly-held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4

Paragraph 4 - Notwithstanding the subsequent signing of the respective minutes, the meetings of the Board of Directors may also be held via conference call, videoconference, or any other means of communication that allows for identification of the members present, as well as their simultaneous communication. Directors may also participate by expressing their votes in writing, even if they are not physically present.

EXECUTIVE BOARD

COMPOSITION

~~Article 20~~ Article 18 - The Executive Board shall be composed of at least three (3) and at most fifteen (15) members, whether shareholders or not, resident in Brazil, who shall be elected by the Board of Directors, as follows: (a) Chief Executive Officer; (b) Chief Financial and Investor Relations Officer; (c) General Secretary and Chief Legal Officer; (d) other Officers without specific designation.

Paragraph 1 - The individual duties of the Officers without specific designation shall be defined by the Board of Directors, which may also establish a specific designation for the aforementioned positions.

Paragraph 2 - The same Officer may be elected to simultaneously hold the duties of more than one office on the Executive Board.

~~Article 21~~ Article 19 - In the event of temporary absences and recusals, the Chief Executive Officer shall appoint from among the members of the Executive Board his substitute, as well as that of the Directors. In the event of a vacancy in the position on the Executive Board, the respective substitute shall be decided by the Board of Directors.

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TELEFÔNICA BRASIL S.A. Publicly-held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4

COMPETENCE OF THE EXECUTIVE BOARD AND REPRESENTATION OF THE COMPANY

~~Article 22~~ Article 20 - The Executive Board is the body with active and passive representation of the Company, and its members, individually, as the case may be, are responsible for complying with and enforcing these Bylaws, the resolutions of the Board of Directors, and of the General Meeting of Shareholders, and for performing all acts necessary or convenient for the management of corporate affairs. The following is assigned, collectively, to the Executive Board:

(i) - proposing to the Board of Directors general plans and programs for the Company, therein specifying the investment plans for the expansion and modernization of the plant;

(ii) - authorizing, within the limits established by the Board of Directors in an internal normative instrument, disposal or encumbrance of the fixed assets, including those related to public telecommunications services that are deactivated or unserviceable, as well as to submit to said body disposal or encumbrance of the assets exceeding these limits;

(iii) - submitting to the Board of Directors and the Audit Committee the Annual Management Report and the Financial Statements, accompanied by the opinion of the independent auditors, as well as the proposal for the allocation of the profits ascertained in the fiscal period;

(iv) - approving, in accordance with the limits established by the Board of Directors: a) purchases of materials, equipment, goods, works, and services; b) sales of assets;

(v) - approving the execution of other contracts, not mentioned above, in accordance with the limits imposed by the Board of Directors;

(vi) - approving, annually, the planning of financial transactions and, quarterly, a summary of the fulfillment of the aforementioned planning;

(vii) - approving the creation and extinguishment of subsidiaries, offices, agencies, branches, and representative offices of the Company in Brazil;

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TELEFÔNICA BRASIL S.A. Publicly-held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4

(viii) - approving, as assigned by the Board of Directors, the organizational structure of the Company, therein keeping the Board of Directors informed in that regard;

(ix) - ensuring compliance with the rules of ethical conduct of the Company, established by the Board of Directors;

(x) - preparing and proposing to the Board of Directors the Company's institutional responsibility policies, such as relating to the environment, health, safety, and social responsibility of the Company and implementing the policies approved;

(xi) - authorizing, in accordance with the limits established by the Board of Directors, the performance of reasonable free acts for the benefit of employees or the community in which the Company participates, including donation of assets that are unserviceable to the Company; and

(xii) - approving the creation of technical and advisory committees to advise on matters of interest to the Company, electing the members of such committees and approving their internal rules, which shall contain the specific rules on composition, functions, competence, remuneration, and operation.

Paragraph 1 - The resolutions of the Executive Board shall be approved by majority of votes, when the majority of its members are present, with the Chairman of the Board being assigned, in addition to a normal vote, the casting vote, in the event of a tie.

Paragraph 2 - Except for the cases provided for in paragraph 4 and in compliance with the provisions contained in these Bylaws, the Company may be legally bound as follows: i) by the joint signature of two (2) Officers, except in cases of urgency, in which case a single signature of the Chief Executive Officer and "ad referendum" of the Executive Board shall be permitted, pursuant to the provisions of article 21~~3~~, A-5 of these Bylaws; ii) by the signature of one (1) Officer jointly with one (1) Attorney-in-Fact; and iii) by the signature of two (2) Attorneys-in-Fact jointly, provided that they have been vested with specific powers.

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Paragraph 3 - Except for the cases provided for in paragraph 4, powers of attorney must always be granted by two (2) Officers, and must specify the powers granted and, except for those for judicial purposes, shall have a maximum period of validity of one (1) year.

Paragraph 4 - The Company may be represented by only one Officer or an Attorney-in-Fact, vested with specific powers, in the performance of the following acts:

(i) receipt and discharge of amounts;

(ii) signature of correspondence that does not create obligations for the Company;

(iii) representation of the Company in partners’ assemblies and meetings of companies in which it holds a stake;

(iv) granting a power of attorney to a lawyer for judicial representation or in administrative proceedings;

(v) representation in court, or in administrative proceedings, except for the performance of acts that entail waiver of rights;

(vi) representation in public bids and private tenders in which the Company participates, aiming at the provision of the services contemplated in its corporate purpose; and

(vii) performance of simple routine administrative acts, including before public agencies, mixed economy companies, commercial boards, the Labor Judiciary, the INSS, the FGTS, and their collecting banks, and others of the same nature.

DUTIES OF THE MEMBERS OF THE EXECUTIVE BOARD

~~Article 23~~ Article 21 - The specific duties of the members of the Executive Board are the following:

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TELEFÔNICA BRASIL S.A. Publicly-held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4

A - CHIEF EXECUTIVE OFFICER:

1. represent the Company, in or out of court, before the shareholders and the public in general, being able to appoint attorneys-in-fact jointly with another Officer and appoint representatives, delegate powers to the other Officers to perform specific acts;

2. monitor and supervise the implementation of the orders of the Board of Directors in relation to his activities and duties;

3. establish guidelines, coordinate and supervise the Company's activities related to: finances and controls; corporate resources; the legal area in general; institutional relations; regulations; corporate communications; the Telefonica Foundation; human resources; networks and field operations; corporate strategy and planning; information technology; customer service and quality; corporate business; mobile business; landline business;

4. call meetings of the Executive Board;

5. perform acts of urgency "ad referendum" of the Executive Board; and

6. exercise such other powers as the Board of Directors may determine.

B - CHIEF FINANCIAL AND INVESTOR RELATIONS OFFICER:

1. establish guidelines and supervise the Company's activities in the economic and financial area and management of securities issued by the Company, accounting and management control, as well as supervise the administration of supplementary pension funds;

2. represent the Company before the Brazilian Securities and Exchange Commission (CVM), stock exchanges, and other securities market supervisory bodies;

3. delegate, if applicable, duties to the other Officers for the performance of specific acts;

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TELEFÔNICA BRASIL S.A. Publicly-held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4

4. represent the Company as provided for in these Bylaws; and

5. perform other activities as determined by the Board of Directors.

C - GENERAL SECRETARY AND CHIEF LEGAL OFFICER:

1.   establish guidelines and supervise the Company's activities in the legal area in general;

2.        delegate, if applicable, duties to the other Officers for the performance of specific acts;

3.        represent the Company as provided for in these Bylaws; and

4.  perform other activities as determined by the Board of Directors.

D - OFFICERS WITHOUT SPECIFIC DESIGNATION:

1. exercise such individual functions and powers as the Board of Directors may determine;

2. ign together with another Officer provided for in the Bylaws documents and instruments requiring the signature of two Officers; and

3. Represent the company as provided for in these Bylaws.

CHAPTER VI - FISCAL COUNCIL

~~Article 24~~ Article 22 - The Fiscal Council, of a permanent nature, shall be composed of at least three (3) and at most five (5) full members and an equal number of alternates.

Paragraph 1 - The compensation of the members of the Fiscal Council, in addition to the reimbursement of travel and lodging expenses necessary for the performance of the function, shall be established by the General Meeting of Shareholders electing them and shall not be lower, for

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TELEFÔNICA BRASIL S.A. Publicly-held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 each acting member, than ten percent (10%) of the average amount that is assigned to each Officer, not computing therein benefits of any nature, amounts for representation, and profit sharing.

Paragraph 2 - In the event of vacancy in the office of a Fiscal Council member, he shall be substituted by his respective alternate. In the event of vacancy in the majority of positions, the General Meeting shall be convened to elect their substitutes.

Paragraph 3 - The Fiscal Council shall meet, (i) ordinarily, once every quarter and, (ii) extraordinarily, upon call by the Chairman of the Board of Directors, or by two (2) members of the Fiscal Council, therein drawing up minutes regarding their resolutions.

Paragraph 4 - The meetings of the Fiscal Council shall be called in writing at least forty-eight (48) hours in advance, and the call shall contain the agenda, with the list of matters to be considered at the respective meeting.

CHAPTER VII - FISCAL YEAR AND FINANCIAL STATEMENTS

FISCAL YEAR

~~Article 25~~ Article 23 - The fiscal year shall coincide with the calendar year, and in addition to the annual balance sheet, half-yearly, quarterly, or balance sheets for lesser periods may be drawn up.

ALLOCATION OF PROFITS

~~Article 26~~ Article 24 - Together with the financial statements, the Board of Directors shall present to the Ordinary General Meeting a proposal on (i) the participation of employees and officers and directors in profits and (ii) full allocation of net income.

Paragraph 1 - Of the net income for the fiscal year: (i) five percent (5%) shall be allocated to the legal reserve, aiming at ensuring the physical integrity of the capital stock, limited to twenty percent (20%) of the paid-up capital stock; (ii) twenty-five percent (25%) of the adjusted net income as per subsections II and III of article 202 of Law No. 6,404/76shall be mandatorily distributed as a

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TELEFÔNICA BRASIL S.A. Publicly-held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 minimum mandatory dividend to all shareholders; and (iii) the remaining balance, after meeting the provisions contained in the preceding items of this article, shall be allocated as determined by the General Meeting of Shareholders, based on the proposal of the Board of Directors contained in the financial statements. Should the balance of the profit reserves exceed the capital stock, the General Meeting of Shareholders shall resolve on the use of the excess in the payment or increase of the capital stock or distribution of additional dividends to shareholders.

Paragraph 2 - The dividends not claimed within three (3) years, counted from the resolution regarding the distribution thereof, shall revert to the Company.

~~Article 27~~ Article 25 - The Company may declare, by resolution of the Board of Directors, dividends: (i) to the profit account ascertained in half-yearly balance sheets; (ii) to the profit account ascertained in quarterly balance sheets or in shorter periods, provided that the total of the dividends paid in each half-year of the fiscal year does not exceed the amount of capital reserves referred to in the first paragraph of article 182 of Law No. 6,404/76, or (iii) to the account of retained earnings or profit reserves existing in the last annual or half-yearly balance sheet.

Sole Paragraph - Interim dividends distributed under the terms of this article shall be imputed to the mandatory minimum dividend.

~~Article 28~~ Article 26 - By resolution of the Board of Directors and in compliance with the legal provisions, the Company may pay its shareholders interest on equity, which may be charged to the mandatory minimum dividend, "ad referendum" of the general meeting.

CHAPTER VIII - GENERAL PROVISIONS

~~Article 29~~ Article 27 - The Company shall go into liquidation in the cases provided for by law, and it is the responsibility of the General Meeting of Shareholders to determine the method of liquidation and appoint the liquidator.

~~Article 30~~ Article 28 - The approval by the Company, through its representatives, of mergers, spin-offs, take-overs, or dissolutions of its subsidiaries shall be preceded by an economic and financial

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analysis by an independent firm of international renown, confirming that fair treatment is being given to all interested companies, whose shareholders shall have broad access to the report with the aforementioned analysis.

~~Article 31~~ Article 29 - In all that is omitted from these Bylaws, the Company shall be governed by the applicable provisions of law.

**********

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TELEFÔNICA BRASIL S.A. Publicly-held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4

5. INFORMATION PURSUANT TO ARTICLE 17 OF ICVM 481

PREFERRED SHARES

1. If preferred shares or new class of preferred shares are created

Item 1 and its subitems are not applicable to the present scenario.

2. If there is a change in the preferences, advantages, or conditions of redemption or amortization of preferred shares

(A) Describe in detail the proposed changes

The proposal encompasses the Conversion of the one billion, one hundred and nineteen million, three hundred and forty thousand, seven hundred and six (1,119,340,706) preferred shares issued by the Company into common, registered, book-entry shares with no par value, in the proportion of one (1) common share for each one (1) preferred share converted, with extinction of the preferred shares. The ratio of one (1) common share to one (1) preferred share proposed for the Conversion was established by the Company's management based, among other factors, on market practice in similar transactions, given that each one (1) preferred share shall be converted into one (1) common share.

(B) Give detailed reasons for the changes proposed

The Company's management believes that the Conversion will generate value for all its shareholders, given that there will be: (i) extension to all shareholders, after the Conversion, of the right to vote with their shares in the Company's General Meeting of Shareholders; and (ii) the granting, to all non-controlling shareholders, of a tag-along right regarding their shares, in line with the corporate laws and regulations in force, in the event of transfer of control to a third party, thus improving the Company's Corporate Governance practices.

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TELEFÔNICA BRASIL S.A. Publicly-held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4

(C) Provide detailed analysis of the impact of the proposed changes on the holders of the shares subject to the change

Once the Conversion has been approved by the EGM and ratified by the AGESP, the holders of preferred shares will have their interest in the Company replaced with an equal number of common shares, maintaining their interest in the total capital stock of the Company and, with this, they will have the right to vote, on equal terms with the other shareholders, on all matters that are submitted to the general meetings of shareholders of the Company, equally sharing in the profits.

Thus, the common shares to be received by the shareholders of preferred shares issued by the Company as a result of the Conversion will participate fully in all benefits, including dividends and any capital remuneration that may be approved, and will be entitled to the same rights as the common shares currently issued by the Company. Upon approval of the proposal to amend and restate the Bylaws to be resolved on at the EGM, the common shares held by non-controlling shareholders shall be guaranteed a tag-along right regarding their shares, in line with the corporate laws and regulations in force, in the event of any transfer of control of the Company.

The holders of preferred shares shall no longer have the following equity rights, as provided for in the Company's Bylaws currently in force: (i) priority in the reimbursement of capital, without premium, in proportion to their ownership interest in the capital stock, in the event of any liquidation of the Company; and (ii) receipt of a dividend ten percent (10%) greater than that assigned to each common share. Thus, the preferences originally assigned to the preferred shares issued by the Company shall not be transferred to the new common shares after the completion of the Conversion process.

With respect to voting rights, article 7 of the Company's current Bylaws establishes that, as a rule, preferred shares do not have voting rights, except in the following cases provided for in the Bylaws: (i) resolving on (i.1) the execution of contracts with related parties under certain conditions; and (1.2) the execution of certain management service contracts; (ii) the separate election of one (1) member of the Board of Directors; and (iii) voting at General Meetings to amend certain provisions in the Bylaws.

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TELEFÔNICA BRASIL S.A. Publicly-held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4

With the implementation of the Conversion, the preferred shares shall have voting rights in any of the matters to be resolved on at the general meeting, thus, the cancelation of the above rights in no way prejudices the preferred shareholders. Specifically with regard to the right to elect separately one (1) member of the Board of Directors, after the Conversion, the election of the members of the Board of Directors separately shall be subject to the provisions of article 141, fourth paragraph, subsection I, of Law No. 6,404/76.

(D) Provide detailed analysis of the impact of the proposed changes on the rights of holders of other types and classes of shares of the company

The conversion of the preferred shares into common shares will result in the dilution of the participation of the Company's common shareholders in the voting capital. On the other hand, the Company's management believes that all shareholders will benefit from the Conversion, since the Company is adopting stricter Corporate Governance practices, which tends to generate value for the Company and its shareholders.

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TELEFÔNICA BRASIL S.A. Publicly-held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4

7. INFORMATION PURSUANT TO ARTICLE 20 OF ICVM 481

RIGHT TO WITHDRAW

1. Describe the event that gave or will give rise to the right to withdraw and its legal basis

The event that shall give the right to withdraw is the ratification of the Conversion of all preferred shares issued by the Company into common shares at the AGESP. The right to withdraw is provided for in article 137, subsection I, of the Brazilian Corporations Law and may be exercised by the preferred shareholders who, in relation to the ratification of the Conversion at the AGESP, (i) do not vote in favor of the matter; (ii) abstain from voting on the matter, or (iii) do not attend the AGESP.

2. State the shares and classes to which the right to withdraw applies

The right to withdraw applies to the preferred shares issued by the Company. The shareholders may exercise their right to withdraw with respect to all or only part of the preferred shares they hold, it being certain that the portion in relation to which the shareholders do not eventually exercise the right to withdraw shall be automatically converted into common shares.

3. State the date of the first publication of the call notice for the Meeting, as well as the date of the communication of the Material Fact concerning the resolution that gave or will give rise to the right to withdraw

The Call Notice of this Meeting shall have its first notice published on August 14, 2020. The first Material Fact relating to the resolution that gave rise to the right to withdraw was disclosed on March 9, 2020.

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TELEFÔNICA BRASIL S.A. Publicly-held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4

4. State the deadline for exercising the right to withdraw and the date that will be considered for the purpose of determining the holders of the shares that may exercise the right to withdraw

The period for exercising the right to withdraw shall be of thirty (30) days from the date of publication of the minutes of the AGESP, to be held on October 1, 2020. The right to withdraw shall be assigned to the shareholders who hold preferred shares of the Company and who are proven to have held, on an uninterrupted basis, shares issued by the Company since March 9, 2020 (including), the date of disclosure of the Material Fact that initially disclosed the Conversion, until the date of effective exercise of the right. Thus, for purposes of clarification only, investors who have acquired preferred shares issued by the Company as of March 10, 2020 (including) shall not have the right to withdraw as a result of the Conversion.

5. State the refund amount per share or, if it is not possible to determine it beforehand, per management's estimate of this amount

The reimbursement amount per preferred share to be paid as a result of the exercise of the right to withdraw, calculated based on (i) the Company's net equity in the financial statements for the fiscal year ended December 31, 2019, duly approved by the Annual General Meeting of the Company held on May 28, 2020 ("OGM"); and (ii) the number of common and preferred shares, excluding treasury shares, corresponds to forty-one Brazilian Reais and seventy-two cents (R$ 41.72) per share. From the reimbursement amount per share, an amount equivalent to the amount of complementary dividends declared by the Company in the OGM shall be deducted, as the amount of the dividends declared are included in the profit account and, therefore, the net equity per share on December 31, 2019. Given that the Company's capital stock was divided into one billion, six hundred and eighty-eight million, six hundred and ninety-three thousand, seven hundred and seventy-six (1,688,693,776) shares (adding common and preferred shares and excluding the shares held in treasury), the reimbursement amount to be paid to the dissenting shareholders, corresponding to the adjusted net equity per share, is of forty Brazilian Reais and thirty-eight cents (R$ 40.38) per preferred share.

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TELEFÔNICA BRASIL S.A. Publicly-held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4

6. State how the refund amount is calculated

The reimbursement amount per preferred share, calculated based on (i) the Company's net equity described in the financial statements relating to the fiscal year ended December 31, 2019, duly approved by the OGM; and (ii) the number of common and preferred shares, excluding the shares held in treasury, corresponding to forty-one Brazilian Reais and seventy-two cents (R$41.72) per share. An amount equivalent to the amount of the complementary dividends declared by the Company at the OGM shall be deducted from the reimbursement amount per share, given that the amount of the dividends declared composed the profits account and, therefore, the net equity per share on December 31, 2019. Considering that the Company's capital stock was divided into one billion, six hundred and eighty-eight million, six hundred and ninety-three thousand, seven hundred and seventy-six (1,688,693,776) shares (adding common and preferred shares together and excluding shares in treasury), the reimbursement amount to be paid to the dissenting shareholders, corresponding to the adjusted net equity, is of forty Brazilian Reais and thirty-eight cents (R$ 40.38) per preferred share.

7. State whether the shareholders will have the right to request a special balance sheet

Pursuant to article 45, second paragraph, of the Brazilian Corporations Law, if the resolution of the AGESP occurs later than sixty (60) days after the date of the latest approved balance sheet, the dissenting shareholder shall be allowed to request, together with the reimbursement, the drawing up of a special balance sheet on a date that corresponds to that period.

8. If the amount of the reimbursement is determined by valuation, list the experts or specialized firms recommended by management

Not applicable.

9. In the event of an acquisition, take-over of shares, or merger involving controlling and controlled companies or companies under common control

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TELEFÔNICA BRASIL S.A. Publicly-held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4

a. Calculate the replacement ratio of the shares based on the equity value at market prices or other criteria accepted by the CVM

Not applicable.

b. State whether the replacement ratios of the shares provided for in the filing of the transaction are less advantageous than those calculated according to item 9(a) above

Not applicable.

c. State the reimbursement value calculated based on the net equity at market prices or other criteria accepted by the CVM

Not applicable.

10. State the net equity of each share calculated according to the last approved balance sheet

The reimbursement amount per preferred share, calculated based on (i) the Company's net equity described in the financial statements relating to the fiscal year ended December 31, 2019, duly approved by the OGM; and (ii) the number of common and preferred shares, excluding the shares held in treasury, corresponding to forty-one Brazilian Reais and seventy-two cents (R$41.72) per share. An amount equivalent to the amount of the complementary dividends declared by the Company at the OGM shall be deducted from the reimbursement amount per share, given that the amount of the dividends declared composed the profits account and, therefore, the net equity per share on December 31, 2019. Considering that the Company's capital stock was divided into one billion, six hundred and eighty-eight million, six hundred and ninety-three thousand, seven hundred and seventy-six (1,688,693,776) shares (adding common and preferred shares together and excluding shares in treasury), the reimbursement amount to be paid to the dissenting shareholders, corresponding to the adjusted net equity, is of forty Brazilian Reais and thirty-eight cents (R$ 40.38) per preferred share.

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TELEFÔNICA BRASIL S.A. Publicly-held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4

11. State the quotation of each class or type of shares to which the withdrawal applies in the markets in which they are traded, therein identifying them:

i. Minimum, average, and maximum price quote for each year for the last three (3) years

	Minimum	Average	Maximum
2017	R$ 42.43	R$ 47.68	R$ 52.95
2018	R$ 37.20	R$ 45.88	R$ 55.03
2019	R$ 44.09	R$ 50.66	R$ 59.53

ii. Minimum, average, and maximum price quote for each quarter for the last two (2) years

	Minimum	Average	Maximum
1st Quarter 2018	R$ 48.42	R$ 50.45	R$ 55.03
2nd Quarter 2018	R$ 44.00	R$ 45.75	R$ 52.10
3rd Quarter 2018	R$ 37.70	R$ 39.21	R$ 45.80
4th Quarter 2018	R$ 37.20	R$ 46.30	R$ 48.88
1st Quarter 2019	R$ 45.23	R$ 47.74	R$ 49.78
2nd Quarter 2019	R$ 44.09	R$ 47.82	R$ 51.23
3rd Quarter 2019	R$ 48.80	R$ 52.93	R$ 55.89
4th Quarter 2019	R$ 52.40	R$ 55.10	R$ 59.53

iii. Minimum, average, and maximum price quote for each month, for the last six (6) months

	Minimum	Average	Maximum
February/2020	R$ 51.56	R$ 57.24	R$ 62.00
March/2020	R$ 46.78	R$ 52.60	R$ 60.48
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TELEFÔNICA BRASIL S.A. Publicly-held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4

April/2020	R$ 44.43	R$ 49.17	R$ 55.20
May/2020	R$ 45.05	R$ 47.82	R$ 51.50
June/2020	R$ 46.74	R$ 48.71	R$ 51.29
July/2020	R$ 47.55	R$ 50.21	R$ 54.49

iv. Average price quote for the last ninety (90) days

Average price quote between 05/15/2020 and 08/12/2020 (55 trading days) – R$49.24.

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TELEFÔNICA BRASIL S.A. Publicly-held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4

EXHIBIT I

FORM FOR POWER OF ATTORNEY/PROXY INSTRUMENT (WITH VOTING INSTRUCTIONS)

POWER OF ATTORNEY/PROXY INSTRUMENT

By this power of attorney/proxy instrument, ____________________ [SHAREHOLDER – full name], ___________ [NATIONALITY], ____________ [MARITAL STATUS], ____________ [PROFESSION], bearer of identity card No. ____________, registered in the CPF under No. ____________, resident and domiciled in the city of ____________, State of ____________, at ___________ [ADDRESS] (the “Grantor”), or ____________ [SHAREHOLDER – company name], registered in the CNPJ under No. ____________, with headquarters in the city of ____________, State of ____________, at _____________ [ADDRESS], herein represented by its legal representative, appoints and empowers as its proxy Mr. ____________ [FULL NAME], ____________ [NATIONALITY], ____________ [MARITAL STATUS], ____________ [PROFESSION], bearer of identity card No. ____________, registered in the CPF under No. ____________, resident and domiciled in the city of ____________, State of ____________, at Rua ____________, ____________ [NUMBER], ____________ [SECOND ADDRESS LINE], ____________ [CEP] (the “Attorney-in-fact/Proxy”), to represent it as shareholder of Telefônica Brasil S.A. (the “Company”), at the Special General Meeting of Preferred Shareholders of the Company, to be held on October 1, 2020, at 12:00 noon, at the corporate headquarters of the Company, located at Avenida Engenheiro Luiz Carlos Berrini, 1376, in the City of São Paulo, State of São Paulo, and may examine, discuss, and vote on the issues listed on the Agenda, on behalf of the Grantor, in accordance with the guidelines established below:

Agenda:

1.               ratify, pursuant to article 136, paragraph 1, of Law No. 6,404/76 (the “Brazilian Corporations Law"), the conversion of all the preferred shares issued by the Company into common shares, in the proportion of one (1) common share for one (1) preferred share, which shall be subject to a resolution by the Extraordinary General Meeting of the Company to be held at 10:00 a.m., on October 1, 2020:

In Favor ( ) Against ( ) Abstention ( )

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TELEFÔNICA BRASIL S.A. Publicly-held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4

2.               ratify, under the terms of articles 9, sole paragraph, and 10, subsection I, of the Company's Bylaws, the amendment of article 9, caput and sole paragraph of the Company's Bylaws, which shall be subject to a resolution by the Extraordinary General Meeting of the Company to be held at 10:00 a.m. on October 1, 2020:

In Favor ( ) Against ( ) Abstention ( )

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	August 13, 2020	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa laster
			Title:	Investor Relations Director